SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Approval of Sale of Petrobras Argentina

Rio de Janeiro, May 12, 2016 – Petróleo Brasileiro S.A. – Petrobras, in accordance with the material facts published on January 20, 2016, March 2, 2016, April 8, 2016, and May 3, 2016, announces that its Board of Directors approved, in a meeting held today, the sale of its entire 67.19% shareholding in Petrobras Argentina (PESA), owned by Petrobras Participaciones S.L. (“PPSL”), to Pampa Energía.

The transaction’s base price is US$892 million, equivalent to the value of US$1.327 billion for 100% of PESA. The transaction also included an agreement for subsequent operations for the acquisition of 33.6% of the concession of Rio Neuquen, Argentina, and 100% of Colpa Caranda asset in Bolivia for a total amount of US$52 million.

The Rio Neuquen and Colpa Caranda assets have strategic value for Petrobras, because they represent a great potential for natural gas production in the Neuquén Basin, where Petrobras estimates to have large unconventional natural gas reserves (tight gas). It is noteworthy that the subsequent operations related to these assets are subject to approval by the appropriate bodies of deliberation of PESA and the relevant regulatory agencies.

The completion of the transaction is subject to certain typical conditions, including the approval by the relevant regulatory agencies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.